FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibits

1.	CLP Holdings Announces Appointment of Directors

2.*	Announcement of Annual Results as from 1 January 2006 to 31 December 2006 issued on 28 February 2007.

3.	Discloseable transactions

*	The financial information relating to the financial year ended 31 December 2006 set out in the Announcement does not constitute the Group’s statutory financial statements for the year ended 31 December 2006, but is derived from those financial statements. Further information regarding the operations and results of CLP Holdings Limited for the financial year ended 31 December 2006 will be included in the Annual Report on Form 20-F for the year ended 31 December 2006 to be filed with the U.S. Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date:27 March 2007

3

Exhibit 1

CLP Holdings Announces Appointment of Directors

CLP Holdings Limited (“CLP Holdings”) announces the appointment of Mr. Peter Ting Chang Lee J.P. as Independent Non-executive Director and Mr. Peter William Greenwood as Executive Director of CLP Holdings to take effect from 1 March 2007.

Mr. Peter Ting Chang Lee J.P.

Mr. Lee, aged 53, holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester, United Kingdom. He is also a qualified solicitor of the Supreme Court of England and Wales.

Mr. Lee is the Chairman of Hysan Development Company Limited. He is also a Non-executive Director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited and Maersk China Limited.

Mr. Lee is also Vice President of the Real Estate Developers Association of Hong Kong, Council Member of Asia Business Council, Council Member of the Employers’ Federation of Hong Kong, Advisory Board Member of The Salvation Army Hong Kong, International Council member of INSEAD, the Governor of Lee Hysan Foundation and a non-official Justice of the Peace.

As at the date of this announcement, Mr. Lee does not have any interest in CLP Holdings shares within the meaning of Part XV of the Securities and Futures Ordinance nor any relationships with any directors, senior management or substantial or controlling shareholders of CLP Holdings. Mr. Lee does not hold any other position with CLP Holdings or any other member of the group of companies of which CLP Holdings forms part. In view of these, the Directors have determined that Mr. Lee is independent.

As an Independent Non-executive Director, Mr. Lee will be entitled to receive Directors’ fees of HK$200,000 per annum together with the additional fees for any service on Committees of the Board, as set out in the Remuneration Report (page 113), which forms part of CLP Holdings’ Annual Report 2005 and is available on CLP website www.clpgroup.com.

1

Mr. Peter William Greenwood

Mr. Greenwood, aged 50, holds an MA degree in law from the University of Cambridge and a diploma in German law and legal system from the University of Tuebingen and the Justice Ministry of North Rhine-Westphalia. In 2006, he completed full-time study for an MA degree in War Studies from King’s College, London University (with distinction). He is a Fellow of The Institute of Chartered Secretaries in England and a Fellow of The Hong Kong Institute of Chartered Secretaries. Mr. Greenwood is a solicitor in England and Wales and in Hong Kong, as well as being qualified as an avocat in France.

Before joining the CLP Group in 1995, he was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and prior to that was in private practice as a solicitor with leading corporate law firms in London, Hamburg, Hong Kong and Paris.

Prior to stepping down in 2005, Mr. Greenwood was an Executive Director (since 2001), the Company Secretary and Corporate Counsel (since 1996) of CLP Holdings. As such he was responsible for the CLP Group’s corporate secretarial and legal affairs, including advising the Chairman and Board on corporate governance issues and compliance.

With effect from 1 March 2007 Mr. Greenwood will be taking up a new role as Executive Director – Strategy of CLP Holdings, reporting to the Chief Executive Officer. Mr. Greenwood’s principal focus will be to work on matters of a strategic nature impacting the overall direction of the CLP Group. Mr. Greenwood will also serve as a Member of the Finance & General Committee and the Social, Environmental & Ethics Committee of the Board.

As an Executive Director of CLP Holdings, Mr. Greenwood will not be entitled to any Directors’ fees for serving on the Board and Board Committees. Being a Senior Management member of CLP Holdings, Mr. Greenwood will receive a base compensation of HK$4.6 million per annum and be entitled to a performance bonus, the level of which is set by the Human Resources & Remuneration Committee having regard to the performance of the CLP Group and the individual concerned. As for other Directors, details of the remuneration paid to Mr. Greenwood will be disclosed in the Company’s Annual Report.

As at the date of this announcement, Mr. Greenwood does not have any interest in CLP Holdings shares within the meaning of Part XV of the Securities and Futures Ordinance nor any relationships with any directors, senior management or substantial or controlling shareholders of CLP Holdings.

In accordance with CLP Holdings’ Articles of Association, Mr. Peter Lee and Mr. Peter Greenwood will stand for election by shareholders at the 2007 Annual General Meeting.

Save for the information set out above, there is no other information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in relation to the appointment of these two Directors.

By Order of the Board April Chan Company Secretary

Hong Kong, 26 February 2007

2

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,

Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and

Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler and Mr. Peter P. W. Tse

3

Exhibit 2

Announcement of Annual Results

as from 1 January 2006 to 31 December 2006

Highlights

•      Electricity sales in Hong Kong grew 0.6% to 29,561GWh; total sales (which include sales to the Chinese mainland) also rose 0.6% to 34,089GWh.

•      Consolidated revenue rose 18.7% to HK$45,702 million; revenue from our Hong Kong electricity business recorded a 3.5% growth to HK$29,293 million.

•      Earnings from our Hong Kong electricity business increased by 3.4% to HK$7,290 million.

•      One-off net gain of HK$408 million after income tax from transfer of our interests in BLCP to EGCO and formation of OneEnergy, offset by an impairment provision on Yallourn Power Station, Australia.

•      Operating earnings up 7.7% to HK$9,856 million; total earnings of HK$9,900 million (which include Hok Un redevelopment profit of HK$44 million) 13.3% lower than 2005, which included a one-off tax consolidation benefit of HK$2,004 million from our Australian business.

•      Final dividend and special final dividend of HK$0.89 per share and HK$0.02 per share respectively; including interim dividends paid, total dividends for 2006 amount to HK$2.41 per share (2005: HK$2.38 per share).

CHAIRMAN’S STATEMENT

In the Chairman’s Statement which introduced our 2005 Annual Report, I expressed the belief that 2006 would be an extremely important and challenging year for CLP - whether in terms of the shaping of the future electricity regulatory regime in Hong Kong, the effective management of our assets elsewhere or in meeting the expectations of society for the responsible management of the environmental aspects of our business.

In 2006, your Company faced up to these challenges squarely and effectively and, as our results for the year indicate, continued to create and deliver value to our shareholders.

Our Annual Report and the accompanying Social and Environmental Report explain, in much greater detail, CLP’s progress during the past year and the outlook for the years ahead. In this Chairman’s Statement, I wish to concentrate on the status of those major challenges which I highlighted last year.

Post-2008 Regulatory Regime for our Hong Kong Electricity Business

During the year, the Hong Kong Government concluded Stage II of its public consultation on the future of Hong Kong’s electricity business, in light of the expiry in 2008 of the Scheme of Control (SoC) agreement which regulates that business. As shareholders know, CLP has been an active participant in the public debate on our industry. We are now engaged in discussions with Government on the post-2008 arrangements. Although this is not a process which we control, there is a reasonable prospect that the future regulatory framework will be settled during the course of 2007.

We have maintained a positive and constructive approach to our dialogue with Government, based on our longstanding view that preserving the quality of Hong Kong’s electricity service requires a stable and long-term regulatory regime which continues to strike a fair balance between the interests of all stakeholders.

We must not lose sight of the outstanding quality of the electricity supply which CLP delivers to the Hong Kong community under the present SoC - a supply which is world-class in terms of reliability, cost-effectiveness, affordability, customer service and environmental performance. It is vital that these achievements are recognised and safeguarded.

We must give proper regard to the legitimate interests of the investors in the electricity sector. Hong Kong’s electricity infrastructure has been funded entirely by the private sector. It receives no financial support from Government, directly or even indirectly. The nature of our business, involving forward planning and large-scale investment in plants and assets whose economic life may last over decades, depends on the support of our capital providers – both shareholders and lenders, all of whom have many alternatives available as to how and where they invest their funds.

In the electricity industry, investors’ decisions can be influenced by factors such as longer-term regulatory and commercial uncertainty, fuel availability and pricing, the prospect of intervention by governments, unpredictable and punitive environmental policy and market development activities. Continued investor support for Hong Kong’s electricity business requires such risks to be clearly defined, mitigated where possible and fairly allocated between industry stakeholders, including Government, shareholders and consumers. If investors’ interests are not properly respected in the regulatory balance, the danger is that an environment will be created where investments are not made at all, or at the least, are made just too late, rather than just in time, with corresponding consequences for reliability of supply.

In the long run, the interests of investors and consumers are complementary, not contradictory. Over the past 40 years, the SoC has ensured that our investors are fairly rewarded for their commitment in funding the timely and adequate provision of Hong Kong’s electricity infrastructure, whilst our community has enjoyed the benefits, through reasonable tariffs, reliability and environmental performance of the responsible operation of that infrastructure.

In our submissions to Government during the public consultation process and in our ongoing discussions, we have stressed the importance of recognising and balancing the interests of all stakeholders, including CLP and its investors. I remain confident that the outcome of the dialogue with Government, and public and political scrutiny of the agreement which eventually emerges, will reflect a shared determination to ensure that Hong Kong’s people continue to enjoy a world-class electricity supply, by safeguarding the achievements already made under the SoC and putting in place a durable regulatory framework which allows us to build on those achievements.

Environmental Performance

The promotion of ongoing improvement in the environmental performance of our Hong Kong electricity business, above all with respect to air emissions from our power stations, will be an important element of the post-2008 regulatory framework. We need clear policy direction regarding Hong Kong’s long-term fuel mix, supported by emissions regulations and standards that recognise the role of each of the components of that fuel mix and the technical and operating capabilities and constraints associated with electricity generation from coal, gas, nuclear and renewable energy sources.

Government, on behalf of the community, will need to support and facilitate the actions necessary to implement its policy decisions. For example, if Government wishes to reduce over time the role of coal-fired generation in Hong Kong, then it must allow the steps necessary to bring liquefied natural gas (LNG) in as a replacement fuel source, such as the establishment in Hong Kong of an LNG receiving terminal. Backing this must be a regulatory regime which enables us to enter long-term contracts with overseas gas suppliers and which promotes the investments needed to further reduce emissions from our generating plant and to fully exploit the potential for use of LNG.

Despite uncertainties about the electricity regulatory framework, we made progress in 2006 in the preparatory work for bringing an LNG receiving terminal to Hong Kong and entering into gas supply agreements. Our emissions reduction programme at Castle Peak Power Station also moved forward, with the issue of an environmental permit for the construction works. The retrofitting of emissions reduction equipment at the station with the latest technology will allow us to maximise the reduction of emissions of NOx and SO2 from our coal-fired units.

Environmental issues, including the risks associated with climate change, will continue to have a growing impact on CLP’s activities beyond Hong Kong. They offer both challenges and opportunities. I am encouraged by the success of the CLP Renewables Group, which was established in June 2005, in managing and developing CLP’s portfolio of renewable energy assets. We have an increasing presence and expertise in this field, both in terms of the types of renewable energy generation which we develop (hydro, wind and, more recently, biomass) and the diversity of countries in which we own or are pursuing renewable energy opportunities. Our efforts in this area are starting to receive international recognition, as evidenced by CLP being named as “Corporate Developer of the Year” in the Euromoney and Ernst & Young Global Renewable Energy Awards 2006. We are in the process of building a position as a leading developer of renewable energy in Asia.

In our Social and Environmental Report we describe CLP’s environmental performance in greater depth, together with the community initiatives which CLP pursues wherever we carry on business – all as part of our commitment to be a responsible energy supplier, adding value to the communities to which we belong.

Operating our Assets

Our long-term success, and our credibility vis-à-vis all the stakeholders in our business, be they shareholders, governments, communities and customers, depend on the effective management, operation and maintenance of our assets. The Board and I were encouraged by CLP’s performance in 2006, as demonstrated by objective measures and standards, such as the availability of our generating plant, the reliability of our transmission systems and the quality of our customer service. In Hong Kong, our performance in these areas is one of the strongest factors in ensuring continued support from the community for CLP’s role in providing them with an essential public service.

Elsewhere, in Australia, the Chinese mainland, Taiwan, Thailand and India, demonstrable expertise in the operation of our assets confirms our standing, with our business partners and local and national governments, as a competent and responsible energy provider with the ability and commitment to meet our engagements to them and to the communities we serve. However, fatal accidents to contractors’ staff at Yallourn, Anshun and Fangchenggang during the last quarter of 2006 served as tragic reminders of the need to maintain safety disciplines and reinforce a safety culture which embraces all those who work at our power stations. I have asked for a thorough review of our policies and practices in this area. The Board and I will be looking for an improved safety performance in 2007.

Year 2006 – Financial Results

The careful and responsible stewardship of CLP’s assets was reflected in a good financial performance in 2006. Given that total earnings in 2005 included the tax consolidation benefit of HK$2,004 million from Australia, 2006 earnings showed a decrease of 13.3%. However, excluding the tax consolidation benefit of HK$2,004 million in 2005 and Hok Un redevelopment profit, the Group’s operating earnings increased by 7.7% to HK$9,856 million.

The Board has recommended a final dividend for 2006 of HK$0.89 per share and a special final dividend of HK$0.02 per share paid out of the profit from Hok Un redevelopment. These final dividends, together with the three interim dividends paid during the year, result in a total dividend of HK$2.41 per share, as compared to HK$2.38 per share for 2005.

The CEO’s Review and the various sections of the Annual Report will more fully explain the details of the business and operating performance which lies behind the Group’s improved earnings. I am pleased to see a meaningful earnings contribution from all of our main business streams, in Hong Kong and beyond. This provides support for the decision that we took some years ago to diversify CLP’s activities beyond Hong Kong, so that shareholders might benefit from a wider earnings base offering a measure of protection against market, regulatory or other risks in any single jurisdiction.

I believe that in 2006, CLP continued to meet its obligations to our stakeholders. We provided excellent service to our customers, we supplied power reliably to the communities we serve, we operated our assets responsibly and we delivered value to our shareholders. With your continuing support, the oversight of the Board and the commitment of its management and staff, CLP is determined to continue to meet those obligations throughout 2007 and beyond.

The Hon. Sir Michael Kadoorie

BUSINESS PERFORMANCE AND OUTLOOK

Electricity Business in Hong Kong

The performance of our Hong Kong electricity business in 2006 was characterised by

•	good progress on three major strategic issues

-	establishing the terms of the post-2008 regulatory regime for Hong Kong’s electricity industry;

-	improving the environmental performance of the business, particularly emission levels from Castle Peak Power Station; and

-	securing a long-term LNG supply for Black Point Power Station.

•	strong operating performance, notably in respect of

-	meeting the demand for electricity;

-	effective operation of generating assets;

-	timely capital investment to meet customers’ needs; and

-	effective cost management.

•	reasonable growth in earnings.

In 2006, our total electricity unit sales, including those to the Chinese mainland grew by 0.6% to 34,089 GWh. The causes of the modest growth in electricity unit sales in Hong Kong are explained in further detail in the breakdown of unit sales growth by sector set out below.

Sector	2006		Sales Increase / (Decrease) over 2005	Average annual sales change over 2002-2006	Notes on 2006 performance
	Number of customers	Electricity sales

	‘000	GWh	%	%
Residential	1,937	7,469	(0.7)	2.0	Mainly due to slow growth in customer numbers, high energy conservation awareness and cooler summer weather

Commercial	183	11,957	4.6	2.9

Caused by the reclassification from the Infrastructure and Public Services sector of accounts previously under the Housing Authority and now transferred to The Link Real Estate Investment Trust (REIT), as well as growth in property management and non-Government office sectors

Infrastructure and Public Services	84	7,482	(2.8)	2.6	Attributable to the reclassification of The Link REIT to the Commercial sector and lower consumption by Government as a result of energy conservation measures

Manufacturing	32	2,653	(3.0)	(3.9)	The Manufacturing sector continued to decline with a reduction in sales, particularly in the electronic, paper and textile sectors

Total Local Sales	2,236	29,561	0.6	1.9

Export Sales	—	4,528	0.7	23.4

Assisting Guangdong meeting its electricity demand and contributing to better regional air quality by reducing the use of more polluting diesel-powered generators. Easing tariff pressure for our Hong Kong customers – the resulting profits are allocated on a 80/20 basis between customers and shareholders

Total Sales	2,236	34,089	0.6	3.6

Local demand for the electricity supplied by our generating plant peaked at 6,435MW in July (although this was slightly lower than the historical peak of 6,475MW achieved the previous year). System demand reached an all time high of 8,318MW in July (exceeding the previous record of 7,817MW). Our reserve margin of generating capacity (the relationship between the total installed capacity available to serve our Hong Kong customers and the highest past demand for electricity from those customers) was around 38%. In July, when high local demand combined with strong demand from Guangdong, the system reserve margin was only 7%.

Under the Scheme of Control, all of the benefits achieved by CLP through cost control are passed directly to customers, in terms of lower tariffs. Our announcement, in December 2006, that CLP would continue its longstanding tariff freeze for the ninth successive year, is the clearest demonstration of our success in effective cost management. On 31 December 2007, a CLP customer will be paying the same price for electricity as he or she did on 1 March 1998.

Looking ahead, local electricity demand is expected to be driven by increasing business activities, such as in the financial services sector, and ongoing housing development. In the medium to long term, Government promotion of energy saving initiatives, both within Government itself and to the public as a whole, will play an important role in energy conservation. Taken with the continuing transfer of manufacturing capacity to the Mainland, electricity demand growth is forecast to be around 2-3% per annum. Economic development in Guangdong Province is expected to continue, accompanied by some shortages in electricity supply. However, as the supply and demand of electricity in Guangdong becomes more balanced we expect that sales to Guangdong will reduce over time.

Whilst the economic and operating outlook going forward is positive, the political arena poses nearer term challenges to our business in the form of three major strategic issues, namely, the negotiations on the post-2008 electricity regulatory regime, environmental issues associated with emissions from Castle Peak and sourcing LNG for Black Point.

Our major plans and activities for 2007 will include:

•	completion of the SoC negotiations with Government;

•	further progress on the Castle Peak emissions reduction project, including finalising the planning of the flue gas desulphurisation equipment and the plan for NOx reduction; and

•

for the LNG project, obtaining approval of the financial plan from the Executive Council of the HKSAR Government, commencing front-end engineering design work of the receiving terminal, as well as putting preliminary purchasing arrangements in place for LNG to be delivered when the terminal is ready for operation and making arrangements with the Yacheng field gas suppliers necessary to transition to LNG.

Energy Business in Australia

TRUenergy, CLP’s wholly-owned integrated energy business in Australia, has completed its first full year of operation since the acquisition of the TXU Merchant Energy Business (MEB) from Singapore Power in May 2005. During 2006, the major themes of our Australian activities were:

•	completing the integration of the MEB with our existing Yallourn Power Station and with the CLP Group as a whole;

•	continuing to compete in highly competitive retail markets;

•	reviewing and enhancing our risk management policies and procedures;

•	effective asset management; and

•	generating meaningful earnings contribution to the Group.

The integration of the MEB with Yallourn and the CLP Group was largely completed. Following a strategic review initiated in late 2005, a number of initiatives were implemented during 2006 to improve organisational effectiveness and reduce costs. These included centralisation of finance, human resources and information technology functions across the business and the formation of a strategic sourcing function.

As an integrated business, TRUenergy has been successful in restructuring its bank debt facilities, achieving an approximate 30% reduction in interest margins and increased flexibility for funding future growth. TRUenergy maintained its A- (stable) rating from Standard & Poor’s.

The benefits of TRUenergy’s integrated and diverse portfolio of electricity generating and retail assets were demonstrated in January 2006 when the portfolio reduced risks and captured profit when severe bushfires threatened generation at Yallourn.

Our risk management and energy trading activities take account of broader market trends such as an increasing focus on sustainability and the environment, including the mandatory renewable energy targets being set in 2006 by the state governments of Victoria and New South Wales (NSW). CLP has an established position in renewable energy through our Roaring 40s joint venture with Hydro Tasmania, which already owns and operates wind farms at Woolnorth Bluff Point (Tasmania) and Cathedral Rocks (South Australia). During the year, Roaring 40s decided to halt development of two further wind farms, following the Federal Government’s decision not to increase the mandatory renewable energy target, which is crucial for new renewable energy projects to be economically viable. However, the move by state governments to mandate renewable energy targets and evidence of some rethinking by the Federal Government of its own policy in this area, suggest that these and other opportunities for renewable energy projects may open up in Australia during the months ahead.

With its interest in the full range of generation, from zero emissions (through our relationship with Roaring 40s) to brown coal, TRUenergy has been active in public and political discussion of environmental issues and the debate around carbon pricing, including through our input to the National Emissions Trading Taskforce.

At Yallourn, the instrument and controls upgrade continued with installation of the equipment completed and commissioning underway. Tuning improvements have been made to Units 3 and 4 and we are seeing the benefits of improved control of plant operations. Following an overhaul of Unit 4, improved efficiency was achieved by replacing some low pressure turbine blades with an improved design, improving boiler combustion by modifying fuel flow and installing water cannons to maintain heat transfer within the furnace.

In January 2007, TRUenergy agreed an asset swap of Torrens Island generation asset with AGL Energy Limited (AGL). Subject to obtaining the Australian Competition and Consumer Commission’s clearance and other third party consents, TRUenergy will sell its Torrens Island Power Station to AGL and acquire the 180MW gas-fired Hallett Power Station from AGL. The asset swap is expected to be completed in July 2007. Combined with our generation in Victoria, Hallett Power Station, which is a peaking generator, will strengthen the TRUenergy portfolio in meeting the supply needs of our existing customers more economically.

In 2006, we started construction of Tallawarra Power Station, a new combined-cycle gas-fired plant in NSW. This is being constructed by Alstom under a turnkey Engineering, Procurement and Construction contract. On completion scheduled before the end of 2008, Tallawarra will be Australia’s most efficient gas-fired generation plant.

Going forward, TRUenergy will aim to:

•	grow its retail business by:

-	planning an organic entry strategy for the commencement of full retail contestability in Queensland on 1 July 2007;

-	positioning for potential privatisation of NSW’s retail businesses;

-	further organic growth in South Australia and Victoria;

•	complete the asset swap of Torrens Island Power Station for the Hallett Power Station with AGL;

•	grow our generation business by continuing construction of the Tallawarra 400MW plant;

•	maximising the value of our assets through:

-	strong focus on cost reduction, efficiency gains and customer service enhancements;

-	addressing the effects of the aging of the Yallourn plant and continuing to improve its availability;

-	successfully managing the flexibility provided by a diverse range of generation, fuel and retail assets in the wholesale gas and electricity market; and

•	focusing on climate change and sustainability.

Electricity Business in the Chinese Mainland

In 2006, the focus of CLP’s Mainland activities was upon:

•	maintaining progress on our greenfield project at Fangchenggang, Guangxi;

•	excellence in station management and operation;

•	management of tariff issues and coal costs;

•	extending our renewable energy activities; and

•	maintaining a meaningful earnings contribution to the Group.

Construction of the two 600MW coal-fired supercritical units at Fangchenggang is progressing towards the target of commissioning the first unit by the third quarter of 2007. By the end of 2006, the consolidated project completion was 82.16%, which is consistent with this target. Preparations for the start of commercial operations are well underway and newly recruited station operators have been attending classroom and on-job training.

The successful progress made on the Fangchenggang project, growth in electricity demand and the constructive local relationships we have established, have encouraged CLP to consider an expansion at Fangchenggang. We are promoting the incorporation of the Fangchenggang II project in the Guangxi Autonomous Region’s five-year plan. A feasibility study report on Fangchenggang II has been completed and submitted to the Guangxi authorities.

Major events in plant operation in 2006 included:

•	The successful retrofit of low NOx burners to Unit 2 at Yire Power Station in Beijing, which resulted in an appreciable reduction in NOx emissions;

•	A feasibility study for upgrading the plant capacity at Shenmu by 10% was completed, with a view to implementing these modifications during 2007;

•	The reliability of the Flue Gas Desulphurisation (FGD) plant at Anshun II improved;

•	Daya Bay continued to operate efficiently and safely, contributing about 29% of the total electricity supplied to our Hong Kong electricity business; and

•	Construction of the FGD plant for Shiheng Power Station.

All the stations in which CLP holds an interest are subject to tariff levels approved by the authorities and implemented.

2006 was a good year for CLP’s renewable energy activities in the Mainland, confirming our view that it continues to offer promising opportunities in wind and hydro power projects.

The progress made on CLP’s renewable projects in the Chinese mainland is such that, starting with the stake in the Huaiji hydro power joint venture project which we acquired in 1997, CLP now has an equity interest in 174MW of wind farm, small to medium hydro power and biomass combined heat and power station in the Mainland, with a further 500MW under active development. The Jiangbian project is an important step in the implementation of our climate strategy by increasing the renewable component of our portfolio.

In 2007, our focus will include:

•	commissioning of the first 600MW unit at Fangchenggang;

•	completion of the Xinwan Hydro Power Station and wind power projects (Weihai I and II, Nanao, Shuangliao, Rongcheng) within schedule and budget;

•	construction of a biomass combined heat and power station with 1 x 75 tons/hour straw-fired boiler and 6MW generator (equivalent to 14MW electrical capacity) at Boxing County, Shandong;

•	completion of the FGD upgrade at Anshun II;

•	obtaining National Development and Reform Commission approval for the Jiangbian hydro project;

•	work on the expansion of the CLP/Guohua joint venture; and

•	establishing a flagship office in Beijing as a base for our Mainland development, construction and operations teams.

Electricity Business in India

The major focus of our business in India in 2006 continued to be to:

•	optimise the performance of our existing assets at Gujarat Paguthan Energy Corporation Private Limited (GPEC);

•	pursue opportunities for growth; and

•	generate earnings growth.

The availability of gas from GPEC’s existing suppliers reduced unexpectedly during 2006, due to early depletion of the Lakshmi field from which most gas is sourced. Alternative arrangements for short-term supply were arranged. New long-term supplies are in discussion.

Gujarat Urja Vikas Nigam Ltd. (GUVNL) is the sole off-taker of the electricity generated at GPEC, under a 20-year power purchase agreement (PPA) which runs until December 2018. In 2006, full settlements of sums due under the PPA from GUVNL were made, with neither overdue receivables nor new disputed items arising over this period. However, an order passed by the Gujarat Electricity Regulatory Commission (GERC) in August 2006 raised the possibility that incentives payable to GPEC could be paid on the basis of actual dispatch of electricity, rather than station availability, as provided for in the PPA. The matter is under discussion with both GUVNL and GERC. A suitable clarification is being sought to restore the commercial entitlements of GPEC under the PPA. This illustrates an aspect of the ownership of GPEC, which has been apparent since CLP acquired the station in February 2002, namely the importance of ongoing engagement with the off-taker and the relevant regulatory authorities in order to ensure that GPEC’s rights under the PPA are properly implemented.

During 2006, GPEC Power Station continued to achieve high reliability and extremely low levels of forced outages.

Although considerable efforts were made to pursue opportunities to grow CLP’s presence in the Indian power sector during 2006, we made less progress than we had hoped at the beginning of the year. In large measure, this reflected decisions not to pursue projects or investments whose risk/reward profile fell outside the parameters which CLP would regard as reasonable and, for those projects on which we bid, to maintain a disciplined and realistic approach to our bids, rather than to secure such projects or investments on a basis which, from the outset, would put shareholder value at unacceptable risk.

Expansion of the GPEC facility offers a natural opportunity for growth. However, due to the present non-availability of natural gas at affordable prices, CLP has decided to defer a GPEC II project until the longer term development of the gas markets becomes clearer.

Our plans and activities for 2007 will include:

•	continued successful operation and management of our GPEC asset;

•	bidding for select transmission opportunities;

•	pursuing opportunities to bid for generating capacity, including the Ultra Mega Power projects of around 4,000MW each;

•	bidding for select hydro projects and pursuing the acquisition of a ‘run of the river’ hydro project; and

•	commissioning of one large wind farm (in the order of 50MW, through Roaring 40s) and starting to build a meaningful portfolio of renewable energy assets in India.

Electricity Business in Southeast Asia and Taiwan

CLP’s objective has been to establish a regional power company which consolidates our existing investments in Thailand and Taiwan and brings in a regional partner to share the risks, rewards and capital investment required for growth. In line with this strategy, the major focus of our regional activities in 2006 has been:

•	establishment of our regional joint venture, OneEnergy;

•	consolidation of existing investments;

•	management of existing assets;

•	pursuit of opportunities for growth; and

•	an improved earnings contribution to the Group.

Major progress was made towards implementing a regional business model through the formation of the regional joint venture OneEnergy, with Mitsubishi Corporation. This joint venture draws on our combined resources, experience, local connections, market positions and financial strengths in order to grow its business. During the course of the year, a management team comprising executives from both partners was put in place. Governance and control systems, staffing and offices were established. The joint venture is now fully operational, with the capacity both to oversee the management of its existing assets and to bid for further projects and assets.

In March 2006 CLP completed the injection into OneEnergy of its 22.4% interest in Electricity Generating Public Company Limited (EGCO). We also reached agreement for CLP to sell its 50% stake in BLCP to EGCO in October 2006. The result of these transactions will be to make EGCO the exclusive vehicle for OneEnergy (and, therefore, CLP) in the Thailand power market.

Arrangements are also being finalised for the injection into OneEnergy of CLP’s 40% interest in Ho-Ping. It is expected that this asset injection will be completed by the end of the first quarter of 2007. It is also envisaged that Mitsubishi Corporation’s 21% interest in the 1,200MW in Ilijan project in the Philippines will be injected into OneEnergy. However, the timing of that potential injection is uncertain, given the impending sale of Mirant Asia Pacific Limited, a joint venture partner with Mitsubishi Corporation in Ilijan, and the contractual pre-emption arrangements included in the Ilijan shareholders agreement.

The performance of Ho-Ping was affected by a blade failure in the Unit 1 turbine in November 2005. Substantial repair work was required, which led to an extended outage until May 2006. Since then, the unit has been restored to service with a slightly reduced output, and is now operating in full capacity after installation of new blades in February 2007. Discussions with insurers continue to finalise the insurance claims.

Ho-Ping was able to mitigate most of the impact of high spot coal and shipping costs in 2006 due to a favourable adjustment in the energy charge rate under the PPA with Taipower, as well as the protection afforded by existing long-term coal supply and shipping contracts. The rebuild of the first of the three coal storage domes damaged during strong typhoons in 2004 and 2005 has been progressing well and will be completed in May 2007. The design and preparation work for the rebuild of the remaining two domes is underway, with completion scheduled for late 2007 and 2008. Agreement has been reached on insurance and equipment warranty claims.

Construction of the 1,434MW coal-fired project at BLCP has progressed ahead of schedule and within budget. Pre-commercial operation started in mid August for the first 717MW unit and in mid November for the second unit, around seven weeks and eleven weeks ahead of their respective full commercial operation dates of 1 October 2006 and 1 February 2007 under the terms of the PPA. BLCP reached an agreement with the offtaker, the Electricity Generating Authority of Thailand, in respect of the early generation, which benefited both parties.

The operating company for BLCP is Power Generation Services Company Limited (PGS), which is a separate 60/40 joint venture between CLP and Banpu (the shareholdings in BLCP, prior to the sale of our interest to EGCO, was 50/50 between CLP and Banpu). PGS has been recruiting and training its staff, and putting in place the necessary operating systems, during the course of construction. It has taken over responsibility for operation and maintenance of the first unit and the second unit in October 2006 and February 2007 respectively.

CLP’s regional development efforts are now carried out through OneEnergy and our in-country partnership and vehicles. In 2007, CLP’s objectives will be to:

•	complete the injection of CLP and Mitsubishi’s regional assets into OneEnergy;

•	take forward our business in the region through OneEnergy as well as through existing and new partnerships at country and project levels;

•	consider strategic acquisitions in the Philippines and Singapore, as the deregulated nature of those markets may require a critical mass to compete;

•	pursue greenfield development opportunities in Thailand, Taiwan, Indonesia and Vietnam and, in particular, submit a competitive bid to the Taiwanese authorities for the expansion of Ho-Ping;

•	continue relationship building in Vietnam with market participants and explore opportunities to participate in currently approved projects; and

•	complete the rebuild of two of the three damaged Ho-Ping coal domes and replace the turbine blades on Unit 1, thereby restoring its full load capability.

Safety

Safety has long been an utmost priority at CLP. However, 2006 was the most difficult year we have faced in many years, with fatal accidents involving contractors’ staff in Australia, China and Thailand. An employee of one of our contractors was fatally injured while working at the open cut mine of the Yallourn Power Station, Australia. Two construction workers employed by subcontractors were fatally injured in separate incidents at the Fangchenggang site; and fatalities occurred to two contractor workers on the FGD upgrade construction site at Anshun II, both in the Chinese mainland. A contractor employee was fatally injured from a fall from height during construction at BLCP, Thailand. In addition to the specific follow-up actions we are taking at the sites in question, we will carry out a third party expert review on safety management across our businesses to determine further improvement measures to be taken.

In 2006, our overall safety and health performance has been satisfactory among employees. We were able to achieve a reduction in Disabling Injury Incidence Rate (DIIR) in our Hong Kong electricity business and Ho-Ping, and maintained a zero DIIR for GPEC and BLCP. The DIIR of TRUenergy was 0.56 in 2006 as compared to zero in 2005.

In Hong Kong, we hold regular Safety, Health, Environment and Quality (SHEQ) forums for our major contractors, at which the SHEQ performance CLP expects of them is communicated. In 2006, we organised two such forums which were well attended by our major contractor companies. Additionally, we opened a Contractor Safety Resource Centre in November 2006 to provide safety knowledge and support services to our contractors, helping them to achieve our SHEQ requirements.

Outside Hong Kong, we have introduced measures at construction sites to increase the safety awareness of our employees as well as contractors’ employees through training, supervision and risk assessment. We have also involved staff across the CLP Group to participate in investigations and contribute their experience. We shall be engaging external experts to review our operational and construction activities and help us determine further effective ways to bring our safety message down to the workplace.

Human Resources

On 31 December 2006, the Group employed 6,087 staff (2005: 6,059), of whom 4,129 were employed in the Hong Kong electricity and related business, 1,879 by our businesses in Australia, India, Chinese mainland, Southeast Asia and Taiwan, as well as 79 by CLP Holdings. Total remuneration for the year ended 31 December 2006 was HK$3,063 million (2005: HK$2,622 million), including retirement benefits costs of HK$269 million (2005: HK$219 million). The increase in total remuneration was due to a relative change in the number of employees in the Chinese mainland and Australia, where the total remuneration costs are different.

Environment

In 2006, CLP continued to focus on the responsible management of the challenges we face in ensuring that our environmental performance meets our own expectations and those of our stakeholders.

The key environmental issues that we tackled during the year were: air quality in Hong Kong, global climate change and the building of a renewable energy business.

For the first time this year, our Social and Environmental Report will be supplemented by a more detailed and comprehensive web-based sustainability report. These reports, together with our Annual Report, offer our shareholders and all stakeholders the opportunity to review our progress in 2006, as well as our setbacks, and our plans for the continuing effective and responsible management of all aspects of our business.

FINANCIAL PERFORMANCE

The CLP Group’s operating earnings for 2006 were HK$9,856 million, a 7.7 % increase on our results for the previous year. Total earnings, including Hok Un redevelopment profit, amounted to HK$9,900 million and were 13.3% below 2005 earnings, which included a tax consolidation benefit of HK$2,004 million from the Australian business.

The earnings from our Hong Kong electricity business continued to represent the largest part of the Group’s total earnings, making a contribution of HK$7,290 million in 2006, compared to HK$7,047 million in 2005.

Operating earnings from our energy businesses outside Hong Kong recorded an encouraging increase, contributing a total of HK$2,894 million to Group total earnings, up from HK$2,131 million in the previous year.

Included in operating earnings is a total one-off gain of HK$408 million. Upon the formation in March 2006 of OneEnergy Limited, a strategic joint-venture in partner with Mitsubishi Corporation of Japan, a one-off gain of HK$343 million was realised. In December 2006, our interest in BLCP Power Limited was transferred to Electricity Generating Public Company Limited, Thailand and another one-off gain of HK$888 million was recorded. An impairment of HK$823 million (after tax) was provided for our investment in Yallourn Power Station of Australia as a result of lower electricity pool price forecast and reductions in performance of its ageing plant.

Operating earnings per share of HK$4.09 (2005: HK$3.80) increased by 7.7%, whilst total earnings per share decreased by 13.3% to HK$4.11 per share from HK$4.74 per share in 2005 which included a tax consolidation benefit in Australia.

The financial information set out in this announcement does not constitute the Group’s statutory financial statements for the year ended 31 December 2006, but represents an extract from those financial statements. The financial information has been reviewed by the Audit Committee and agreed by the Group’s external auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year.

Consolidated Income Statement

for the year ended 31 December 2006

		2006	2005
	Note	HK$M	HK$M
			(Restated)
Revenue	6	45,702	38,491
		-------------	-------------

Expenses
Purchases of electricity, gas and distribution services		(13,924)	(9,880)
Operating lease and lease service payments	7	(7,176)	(7,063)
Staff expenses		(1,812)	(1,505)
Fuel and other operating costs		(5,710)	(4,098)
Depreciation and amortisation		(4,968)	(4,359)

		(33,590)	(26,905)
		-------------	-------------
Other income, net	8	55	—
		-------------	-------------

Operating profit	9	12,167	11,586
Finance costs	10	(4,762)	(4,445)
Finance income	10	138	124
Share of results, net of income tax jointly controlled entities		2,936	3,182
associated companies		114	127

Profit before income tax		10,593	10,574
		-------------	-------------
Income tax (expense)/credit	11
current and deferred, excluding tax consolidation benefit		(683)	(1,159)
deferred: tax consolidation benefit from Australia		—	2,004

		(683)	845
		-------------	-------------

Profit for the year		9,910	11,419
(Profit)/loss attributable to minority interest		(10)	1

Earnings attributable to shareholders	12	9,900	11,420

Dividends	13
Interim dividends paid
Ordinary		3,612	3,468
Final dividends proposed
Ordinary		2,144	1,999
Special		48	265

		5,804	5,732

Earnings per share, basic and diluted	14	HK$ 4.11	HK$ 4.74

Consolidated Balance Sheet

as at 31 December 2006

			2006	2005
	Note		HK$M	HK$M
				(Restated)
Non-current assets
Fixed assets	15	(A)	83,418	79,509
Leasehold land and land use rights	15	(B)	2,235	2,233
Goodwill and other intangible assets	16		7,326	6,930
Interests in jointly controlled entities			19,173	16,719
Interests in associated companies			8	1,798
Finance lease receivables			2,740	2,806
Deferred tax assets			3,305	2,537
Derivative financial instruments			425	260
Other non-current assets			145	506

			118,775	113,298

Current assets
Inventories – stores and fuel			647	596
Trade and other receivables	17		8,799	6,759
Finance lease receivables			126	127
Derivative financial instruments			1,131	1,302
Bank balances, cash and other liquid funds			1,613	2,041

			12,316	10,825
			---------	----------
Current liabilities
Customers’ deposits			(3,417)	(3,308)
Trade and other payables	18		(5,893)	(6,079)
Income tax payable			(186)	(391)
Bank loans and other borrowings	19		(4,264)	(3,508)
Obligations under finance leases	20		(1,945)	(1,803)
Derivative financial instruments			(1,285)	(1,134)

			(16,990)	(16,223)
			---------	----------

Net current liabilities			(4,674)	(5,398)

Total assets less current liabilities			114,101	107,900

Financed by:
Equity
Share capital			12,041	12,041
Share premium			1,164	1,164
Reserves	21
Proposed dividends			2,192	2,264
Others			40,441	35,160

Shareholders’ funds			55,838	50,629
Minority interest			78	111

			55,916	50,740
			---------	----------
Non-current liabilities
Bank loans and other borrowings	19		26,014	25,883
Obligations under finance leases	20		20,865	19,694
Deferred tax liabilities			6,054	5,718
Derivative financial instruments			735	444
Fuel clause account			294	323
Scheme of Control (SoC) reserve accounts	22		3,346	4,174
Other non-current liabilities			877	924

			58,185	57,160
			---------	----------

Equity and non-current liabilities			114,101	107,900

Notes:

1.	General Information

The Company, CLP Holdings Limited, and its subsidiaries are collectively referred to as the Group in this financial information. The Company is a limited liability company incorporated and listed in Hong Kong. The principal activity of the Company is investment holding whilst the principal activities of the subsidiaries are the generation and supply of electricity in Hong Kong, Australia and India, and investment holding of power projects in the Chinese mainland, Southeast Asia and Taiwan.

The financial operations of the Company’s major subsidiary, CLP Power Hong Kong Limited (CLP Power Hong Kong), and its jointly controlled entity, Castle Peak Power Company Limited (CAPCO), are governed by a Scheme of Control (SoC) Agreement entered into with the Hong Kong Government. Our electricity business in Hong Kong is therefore also referred to as the SoC business.

The current SoC Agreement will expire on 30 September 2008. The Hong Kong Government is in discussion with CLP Power Hong Kong and CAPCO regarding the post-2008 regulatory framework. The final post-2008 regulatory framework will be subject to negotiation and agreement between CLP Power Hong Kong, CAPCO and the Government. The Group considers that, under the post-2008 framework, there will not be any impairment to the fixed and other assets employed for the Hong Kong electricity business.

These financial statements have been approved for issue by the Board of Directors on 28 February 2007.

The figures in respect of the announcement of the Group’s results for the year ended 31 December 2006 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

2.	Basis of Preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). They have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities (including derivative financial instruments) which are stated at fair value.

3.	Changes in Accounting Policies

The Group has adopted HKFRS-Int 4 “Determining whether an Arrangement contains a Lease”, which prescribes that the determination of whether an arrangement is or contains a lease shall be based on the substance of the arrangement. It requires an assessment of whether the fulfilment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use such assets. The adoption of HKFRS-Int 4 has resulted in certain contractual arrangements on electricity supply and power purchase of the Group’s subsidiaries and jointly controlled entities being accounted for as finance or operating leases. In prior years, these arrangements were accounted for as normal sale and purchase contracts.

The change in this accounting policy has been applied retrospectively with comparative figures restated accordingly. The effects of the resulting changes are summarised as follows:

Consolidated Income Statement

For the year ended 31 December	2006	2005
	HK$M	HK$M
Decrease in revenue	(116)	(93)
Decrease in expenses	3,242	2,984
Increase in finance costs	(3,020)	(2,832)
Increase/(decrease) in share of results, net of income tax
-jointly controlled entities	40	83
-associated companies	(64)	(13)
Increase in income tax expense	(8)	(77)

Increase in earnings attributable to shareholders	74	52

Increase in earnings per share, basic and diluted (HK$)	0.03	0.02

Consolidated Balance Sheet

As at 31 December	2006	2005
	HK$M	HK$M
Increase in fixed assets	20,154	18,694
Decrease in leasehold land and land use rights	(1)	(1)
Increase in interests in jointly controlled entities	306	200
Increase in interests in associated companies	—	157
Increase in finance lease receivables	2,866	2,933
Increase in other current assets	232	235
Increase in income tax payable	(15)	(15)
Increase in obligations under finance leases	(22,794)	(21,484)
Increase in deferred tax liabilities	(259)	(246)
Decrease/(increase) in other non-current liabilities	58	(3)

Increase in net assets	547	470

Other new/revised HKFRS effective from 1 January 2006 have no significant impact on the Group’s financial statements.

4.	Changes in the Group

During the year, the Group (a) formed a jointly controlled entity, OneEnergy Limited (OneEnergy), with Mitsubishi Corporation of Japan, (b) transferred its interest in BLCP Power Limited (BLCP) in Thailand to an associated company of OneEnergy, and (c) acquired additional interest in the Huaiji hydro power project in Guangdong, the Chinese mainland.

(A)	Formation of OneEnergy

On 22 March 2006, the Group and Mitsubishi Corporation of Japan formed a 50:50 jointly controlled entity, OneEnergy, for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. The Group’s interest of 22.4% in Electricity Generating Public Company Limited (EGCO) in Thailand was injected into OneEnergy upon formation, resulting in a gain of HK$343 million.

(B)	Share Transfer of BLCP

On 30 October 2006, the Group executed a Share Purchase Agreement with EGCO for the transfer of the Group’s 50% interest in BLCP to EGCO at a total consideration of approximately HK$1,424 million. The gain arising from such share transfer amounted to HK$888 million.

(C)	Additional Interest in Huaiji Project

On 31 August 2006, the Group acquired an additional 9.9% interest in the Huaiji project at a consideration of HK$39 million. HK$8 million, being the excess of the corresponding share of the net assets acquired over the consideration, has been credited to the consolidated income statement.

5.	Segment Information

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in five major geographical regions - Hong Kong, Australia, the Chinese mainland, India, and Southeast Asia and Taiwan. Information about the Group’s operations by geographical regions is as follows:

	Hong Kong	Australia	Chinese Mainland		India	Southeast Asia & Taiwan	Unallocated Items	Total
	HK$M	HK$M	HK$M		HK$M	HK$M	HK$M	HK$M
For year ended 31 December 2006
Revenue	29,555	13,770	131		2,196	46	4	45,702

Segment results	10,761	(551)	(70)		962	1,233	(168)	12,167
Share of results, net of income tax jointly controlled entities	1,532	24	1,058	(a)	—	322	—	2,936
associated companies	—	2	—		—	112	—	114

Profit/(loss) before net finance costs and income tax	12,293	(525)	988		962	1,667	(168)	15,217
Finance costs								(4,762)
Finance income								138

Profit before income tax								10,593
Income tax expense								(683)

Profit for the year								9,910
Profit attributable to minority interest								(10)

Earnings attributable to shareholders								9,900

Capital additions	8,089	1,101	31		2	—	5	9,228
Depreciation and amortisation	4,053	874	36		2	1	2	4,968
Impairment charge	—	1,176	—		—	—	—	1,176

As at 31 December 2006
Segment assets owned and leased fixed assets	68,236	14,492	675		3	2	10	83,418
other segment assets	5,705	11,860	499		6,026	1,056	41	25,187
Interests in jointly controlled entities	7,300	1,199	6,523		—	4,151	—	19,173
associated companies	—	8	—		—	—	—	8
Deferred tax assets	—	3,264	41		—	—	—	3,305

Consolidated total assets	81,241	30,823	7,738		6,029	5,209	51	131,091

Segment liabilities obligations under finance leases	22,794	16	—		—	—	—	22,810
other segment liabilities	11,148	3,959	77		534	37	92	15,847
Bank loans and other borrowings	13,053	10,954	253		1,224	—	4,794	30,278
Current and deferred tax liabilities	5,510	193	25		510	2	—	6,240

Consolidated total liabilities	52,505	15,122	355		2,268	39	4,886	75,175

Note (a):	Out of the HK$1,058 million, HK$751 million was attributed to investments in Guangdong Nuclear Power Joint Venture Company, Limited (GNPJVC) and Hong Kong Pumped Storage Development Company, Limited (PSDC), whose generating facilities serve Hong Kong.

5.	Segment Information (continued)

	Hong Kong	Australia	Chinese Mainland		India	Southeast Asia & Taiwan	Unallocated Items	Total
	HK$M	HK$M	HK$M		HK$M	HK$M	HK$M	HK$M
For year ended 31 December 2005
Revenue	28,516	8,045	17		1,876	35	2	38,491

Segment results	10,553	643	(132)		695	(35)	(138)	11,586
Share of results, net of income tax jointly controlled entities	1,782	16	1,102	(a)	—	282	—	3,182
associated companies	—	—	—		—	127	—	127

Profit/(loss) before net finance costs and income tax	12,335	659	970		695	374	(138)	14,895
Finance costs								(4,445)
Finance income								124

Profit before income tax								10,574
Income tax credit								845

Profit for the year								11,419
Loss attributable to minority interest								1

Earnings attributable to shareholders								11,420

Capital additions	8,029	750	2		2	—	1	8,784
Depreciation and amortisation	3,684	663	7		2	1	2	4,359
Impairment charge	—	—	—		—	—	—	—

As at 31 December 2005
Segment assets owned and leased fixed assets	64,621	14,196	669		11	4	8	79,509
other segment assets	5,013	12,374	247		5,845	44	37	23,560
Interests in jointly controlled entities	7,092	1,093	6,888		—	1,646	—	16,719
associated companies	—	5	—		—	1,793	—	1,798
Deferred tax assets	—	2,504	33		—	—	—	2,537

Consolidated total assets	76,726	30,172	7,837		5,856	3,487	45	124,123

Segment liabilities obligations under finance leases	21,484	13	—		—	—	—	21,497
other segment liabilities	11,287	4,271	150		557	44	77	16,386
Bank loans and other borrowings	11,528	11,108	228		1,236	—	5,291	29,391
Current and deferred tax liabilities	5,466	133	27		483	—	—	6,109

Consolidated total liabilities	49,765	15,525	405		2,276	44	5,368	73,383

Note (a):	Out of the HK$1,102 million, HK$760 million was attributed to investments in GNPJVC and PSDC, whose generating facilities serve Hong Kong.

Owing to its growing significance to the Group, India is identified as a reportable segment and is reported separately. The 2005 comparative segment data has been restated.

No business analysis is shown as substantially all the principal activities of the Group are for the generation and supply of electricity. These businesses are managed and operated on an integrated basis in each region. It is therefore not considered appropriate to disclose the generation and supply businesses separately.

6.	Revenue

An analysis of the Group’s revenue is as follows:

	2006	2005
	HK$M	HK$M

Sales of electricity	39,662	34,928
Lease service income (A)	1,500	1,419
Finance lease income	423	453
Sales of gas	3,108	1,801
Other revenue	807	417

	45,500	39,018
Transfer from/(to) Development Fund (B)	202	(527)

	45,702	38,491

(A)	In accordance with HKFRS-Int 4, servicing income and fuel costs received from lessees with respect to the leased assets are not part of the minimum lease payments and are recognised as lease service income.

(B)	Pursuant to the SoC Agreement, if the gross tariff revenue in Hong Kong in any year exceeds or is less than the total of the operating costs, permitted return and taxation charges, such excess shall be added to, or such deficiency shall be deducted from, the Development Fund.

7.	Operating Lease and Lease Service Payments

In accordance with HKFRS-Int 4, fuel and servicing charges paid to lessors with respect to the leased assets are not part of the minimum lease payments and are recognised as lease service payments.

8.	Other Income, net

	2006	2005
	HK$M	HK$M
Gain on formation of OneEnergy (Note 4(A))	343	—
Gain on transfer of BLCP to EGCO (Note 4(B))	888	—
Impairment charge on fixed assets, before income tax (Note 15)	(1,176)	—

	55	—

Taking into account of income tax effect, the impairment charge on fixed assets was HK$823 million, and the after tax net other income is HK$408 million (note 12).

9.	Operating Profit

Operating profit is stated after charging/(crediting) the following:

	2006	2005
	HK$M	HK$M
Charging
Auditor’s remuneration
Audit	30	17
Permissible non-audit services	3	17
Net loss on disposal of fixed assets	216	188

Crediting
Capital gain on disposal of properties	(25)	(128)
Net gain on disposal of other assets	—	(37)

10.	Finance Costs and Income

	2006	2005
	HK$M	HK$M
Finance costs:
Interest expenses on bank loans and overdrafts	949	905
other borrowings
- wholly repayable within five years	48	166
- not wholly repayable within five years	576	261
finance charges under finance leases	3,020	2,832
Development Fund (A)	265	274
customers’ deposits and others	97	69
Subscription interest on outstanding purchase consideration for renewable projects	29	—
Other finance charges	45	62
Fair value loss on derivative financial instruments
Cash flow hedges, transfer from equity	1	174
Transactions not qualifying as hedges	2	—
Other net exchange loss/(gain)	5	(1)

	5,037	4,742
Less: amount capitalised	(275)	(297)

	4,762	4,445

Finance income:
Interest income on short-term investments and bank deposits	137	122
advance to a jointly controlled entity	1	2

	138	124

(A)	In accordance with the provisions of the SoC Agreement, CLP Power Hong Kong is required to credit, to a Rate Reduction Reserve in its financial statements, a charge of 8% per annum on the average balance of the Development Fund.

11.	Income Tax

Income tax in the consolidated income statement represents the income tax of the Company and subsidiaries and is analysed below:

	2006	2005
	HK$M	HK$M
Current income tax
Hong Kong	779	1,009
Outside Hong Kong	100	67

	879	1,076
	---------	---------
Deferred tax
Hong Kong	346	363
Outside Hong Kong, excluding tax consolidation benefit	(542)	(280)

	(196)	83
Tax consolidation benefit from Australia	—	(2,004)

	(196)	(1,921)
	---------	---------

	683	(845)

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Income tax on profits assessable outside Hong Kong has been provided at the rates prevailing in the respective jurisdictions.

12.	Earnings Attributable to Shareholders

The following analysis of earnings is outside the requirements of HKFRS and is included to give further information to investors on the source of the Group earnings:

	2006		2005
	HK$M	HK$M	HK$M	HK$M
Electricity business in Hong Kong		7,290		7,047
Electricity sales to Chinese mainland from Hong Kong	119		120
Generating facilities in Chinese mainland serving Hong Kong (GNPJVC and PSDC)	751		760
Other power projects in Chinese mainland	245		205
Energy business in Australia	169		200
Electricity business in India	916		603
Power projects in Southeast Asia and Taiwan	405		363
Other businesses	4		140
Other income, net (Note 8)	408		—

Earnings from other activities		3,017		2,391
Unallocated net finance costs		(283)		(151)
Unallocated Group expenses		(168)		(138)

Total operating earnings		9,856		9,149
Hok Un redevelopment profit		44		267
Tax consolidation benefit from Australia		—		2,004

Earnings attributable to shareholders		9,900		11,420

13.	Dividends

	2006		2005
	HK$ per share	HK$M	HK$ per share	HK$M
Interim dividends paid	1.50	3,612	1.44	3,468
Final dividend proposed	0.89	2,144	0.83	1,999
Special final dividend proposed	0.02	48	0.11	265

	2.41	5,804	2.38	5,732

At the Board meeting held on 28 February 2007, the Directors recommended a final dividend of HK$0.89 (2005: HK$0.83) per share and a special final dividend of HK$0.02 (2005: HK$0.11) per share. Such dividends are to be proposed at the Annual General Meeting on 24 April 2007 and are not reflected as dividends payable in the financial statements, but as a separate component of the shareholders’ funds at 31 December 2006.

14.	Earnings per Share

The prescribed figure for earnings per share includes (a) the Hok Un redevelopment profit (Note 12), and (b) for 2005, the tax consolidation benefit from Australia (Note 11) and is computed as follows:

	2006	2005
Earnings attributable to shareholders (HK$M)	9,900	11,420

Weighted average number of shares in issue (thousand shares)	2,408,246	2,408,246

Earnings per share (HK$)	4.11	4.74

To enable investors to better understand the Group’s results, an additional earnings per share figure, excluding the Hok Un redevelopment profit and one-off tax consolidation benefit from Australia, is set out below:

	2006	2005
	HK$M	HK$M
Earnings attributable to shareholders	9,900	11,420
Less: Tax consolidation benefit from Australia	—	(2,004)
Hok Un redevelopment profit	(44)	(267)

Adjusted earnings attributable to shareholders	9,856	9,149

Earnings per share (HK$)
- Excluding Hok Un redevelopment profit and tax consolidation benefit from Australia	4.09	3.80

Basic and fully diluted earnings per share are the same as the Company did not have any diluting equity instruments throughout the year ended 31 December 2006 (2005: nil).

15.	Fixed Assets, Leasehold Land and Land Use Rights

Fixed assets, leasehold land and land use rights totalled HK$85,653 million (2005: HK$81,742 million). Movements in the accounts are as follows:

(A)	Fixed Assets

	Freehold Land and Buildings		Plant, Machinery and Equipment
	Owned	Leased(a)	Owned	Leased(a)	Total
	HK$M	HK$M	HK$M	HK$M	HK$M
Net book value, as at 1 January 2006	6,682	5,005	49,358	18,464	79,509
Additions	459	277	5,396	3,029	9,161
Transfers and disposals	(14)	(7)	(291)	(134)	(446)
Depreciation	(219)	(256)	(2,579)	(1,697)	(4,751)
Impairment charge	(5)	—	(1,171)	—	(1,176)
Exchange differences	38	—	939	144	1,121

Net book value, as at 31 December 2006	6,941	5,019	51,652	19,806	83,418

Cost	9,136	9,597	78,686	38,173	135,592
Accumulated depreciation and impairment	(2,195)	(4,578)	(27,034)	(18,367)	(52,174)

Net book value, as at 31 December 2006	6,941	5,019	51,652	19,806	83,418

Note (a):	The above leased assets include CAPCO’s operational plant and associated fixed assets, which are deployed for the generation of electricity supply to CLP Power Hong Kong under the Electricity Supply Contract between the two parties. Such arrangement has been accounted for as a finance lease in accordance with HKFRS-Int 4.

(B)	Leasehold Land and Land Use Rights

HK$M
Net book value, as at 1 January 2006	2,233
Additions	52
Amortisation	(52)
Exchange differences	2

Net book value, as at 31 December 2006	2,235

Cost	2,393
Accumulated amortisation	(158)

Net book value, as at 31 December 2006	2,235

16.	Goodwill and Other Intangible Assets

	Goodwill	Other Intangible Assets	Total
	HK$M	HK$M	HK$M
Net carrying value, as at 1 January 2005	24	—	24
Acquisition of a subsidiary
- as previously reported	7,021	1,360	8,381
- purchase consideration revised (A)	(1,019)	—	(1,019)
- valuation of contracted customers (B)	(185)	185	—
- as restated	5,817	1,545	7,362
Amortisation	—	(66)	(66)
Exchange differences	(328)	(62)	(390)

Net carrying value, as at 31 December 2005	5,513	1,417	6,930

Cost	5,513	1,481	6,994
Accumulated amortisation	—	(64)	(64)

Net carrying value, as at 31 December 2005	5,513	1,417	6,930

Net carrying value, as at 1 January 2006	5,513	1,417	6,930
Additions	—	15	15
Amortisation	—	(165)	(165)
Exchange differences	441	105	546

Net carrying value, as at 31 December 2006	5,954	1,372	7,326

Cost	5,954	1,615	7,569
Accumulated amortisation	—	(243)	(243)

Net carrying value, as at 31 December 2006	5,954	1,372	7,326

(A)	In respect of the acquisition of the MEB from an affiliated company of Singapore Power Limited in May 2005, a claim was lodged with this affiliated company prior to the end of 2005. A settlement was subsequently reached in April 2006, resulting in a reduction in the purchase consideration and reflected as a reduction in goodwill of HK$1,019 million.

(B)	A further review of the valuation of contracted customers in Australia resulted in a reallocation of HK$185 million from goodwill to other intangible assets.

17.	Trade and Other Receivables

	2006	2005
	HK$M	HK$M
Trade receivables (ageing analysis is shown below)	5,586	4,541
Deposits and prepayments	1,332	1,107
Other receivables	1,000	1,019
Dividend receivable from a jointly controlled entity	858	87
Current accounts with jointly controlled entities	23	5

	8,799	6,759

The Group has established credit policies for customers in each of its core businesses. CLP Power Hong Kong’s credit policy in respect of receivables arising from its principal electricity business is to allow customers to settle their electricity bills within 2 weeks after issue. Customers’ receivable balances are generally secured by cash deposits or bank guarantees. For subsidiaries outside Hong Kong, the credit term for trade receivables ranges from 12 to 60 days.

The ageing analysis of the trade receivables, after provisions, as at 31 December is as follows:

	2006	2005
	HK$M	HK$M
Below 30 days (including amount not yet due)	5,176	4,350
31-90 days	267	111
Over 90 days	143	80

	5,586	4,541

18.	Trade and Other Payables

	2006	2005
	HK$M	HK$M
Trade payables (ageing analysis is shown below)	3,121	3,116
Other payables and accruals	1,648	1,395
Current accounts with jointly controlled entities	1,124	1,127
Amount due to a jointly controlled entity	—	441

	5,893	6,079

The ageing analysis of the trade payables as at 31 December is as follows:

	2006	2005
	HK$M	HK$M
Below 30 days (including amount not yet due)	3,098	3,082
31-90 days	1	2
Over 90 days	22	32

	3,121	3,116

19.	Bank Loans and Other Borrowings

	2006	2005
	HK$M	HK$M
Current
Short-term loans	1,798	867
Long-term bank loans	2,466	301
Other long-term borrowings
USD Yankee notes due 2006	—	2,340

	4,264	3,508
	--------	--------
Non-current
Long-term bank loans	15,375	16,447
Other long-term borrowings
MTN programme (USD) due 2012	2,367	2,485
MTN programme (HKD) due 2013 to 2015	3,000	3,000
MTN programme (HKD) due 2016	1,000	—
EPN and MTN programme (AUD) due 2012	3,966	3,667
EPN and MTN programme (AUD) due 2015	306	284

	26,014	25,883
	--------	--------

Total borrowings	30,278	29,391

20.	Obligations under Finance Leases

The Group’s obligations under finance leases arise from the power purchase arrangements which are accounted for as finance leases in accordance with HKFRS-Int 4. As at 31 December 2006, the Group’s obligations represented predominantly its arrangement with CAPCO in respect of the operational generating plant and associated fixed assets of the Hong Kong electricity business.

21.	Reserves

	Capital Redemption Reserve	Translation & Hedging Reserves	Other Reserves	Retained Profits	Total
	HK$M	HK$M	HK$M	HK$M	HK$M
Balance as at 1 January 2005, as previously reported	2,482	633	98	28,811	32,024
Changes in accounting policies (Note 3)	—	16	—	430	446

Balance as at 1 January 2005, as restated	2,482	649	98	29,241	32,470
Net exchange losses not recognised in income statement	—	(1,069)	—	—	(1,069)
Cash flow hedges, net of tax	—	54	—	—	54
Revaluation of assets, net of tax	—	—	117	—	117
Earnings attributable to shareholders	—	—	—	11,420	11,420
Dividends paid	—	—	—	(5,587)	(5,587)
Capital redemption by a subsidiary	—	—	417	(417)	—
Share of movements in reserves of jointly controlled entities and associated companies	—	16	34	(31)	19

Balance as at 31 December 2005	2,482	(350)	666	34,626 (a)	37,424

Balance as at 1 January 2006, as per above	2,482	(350)	666	34,626	37,424
Net exchange gains not recognised in income statement	—	1,425	—	—	1,425
Cash flow hedges, net of tax	—	(467)	—	—	(467)
Revaluation of assets, net of tax	—	—	22	—	22
Revaluation reserves realised upon depreciation	—	—	(3)	3	—
Earnings attributable to shareholders	—	—	—	9,900	9,900
Dividends paid	—	—	—	(5,876)	(5,876)
Share of movements in reserves of jointly controlled entities and associated companies	—	82	140	(17)	205

Balance as at 31 December 2006	2,482	690	825	38,636 (a)	42,633

Note (a):	The proposed final dividends as at 31 December 2006 and balance of retained profits after the proposed final dividends were HK$2,192 million (2005: HK$2,264 million) and HK$36,444 million (2005: HK$32,362 million) respectively.

22.	SoC Reserve Accounts

The Development Fund and Rate Reduction Reserve of the Group’s major subsidiary, CLP Power Hong Kong, are collectively referred to as SoC reserve accounts in the consolidated balance sheet. The respective balances at the end of the year are:

	2006	2005
	HK$M	HK$M
SoC reserve accounts
Development Fund	2,932	3,685
Rate Reduction Reserve	414	489

	3,346	4,174

23.	Contingent Liabilities

Under the original power purchase agreement between GPEC and its off-taker GUVNL, GUVNL was required to make a ‘deemed generation incentive’ payment to GPEC when the plant availability was above 68.5% (70% as revised subsequently). GUVNL has been making such payments since December 1997. In September 2005, GUVNL filed a petition before the Gujarat Electricity Regulatory Commission claiming that the ‘deemed generation incentive’ payment should not be paid for the period when the plant was using naphtha as fuel instead of gas. GUVNL’s contention is based on a 1995 Government of India notification which disallowed ‘deemed generation incentive’ for naphtha based power plants. The total amount of the claim plus interest amounts to about HK$1,275 million.

On the basis of legal advice that has been sought, the Directors are of the opinion that no provision is required to be made in the financial statements in respect of this matter.

24.	Events after the Balance Sheet Date

In January 2007, TRUenergy entered into a power station swap agreement with AGL Energy Limited (“AGL”), subject to Australian Competition and Consumer Commission clearance and other third party consents. TRUenergy will sell its 1280MW Torrens Island Power Station to AGL for A$417 million (approximately HK$2,564 million) in exchange for AGL’s 180MW Hallett Power Station of A$117 million (approximately HK$719 million) plus cash of A$300 million (approximately HK$1,845 million). The transaction also involves electricity and wholesale gas supply and delivery arrangements in connection with the operation of these power stations. It is expected that the transaction will be completed in July 2007.

SUPPLEMENTARY INFORMATION ON TREASURY ACTIVITIES

The Group has engaged in new financing activities in 2006 to support the expansion of our electricity business in Hong Kong.

In 2006, CLP Power Hong Kong arranged HK$1.5 billion of new credit facilities in form of bond issuances and bank loan facilities. In January 2006, through its wholly-owned subsidiary CLP Power Hong Kong Financing Limited, CLP Power Hong Kong issued HK$1 billion fixed rate notes due in 2016 with a coupon rate at 4.75%. This issue was made under the Medium Term Note (MTN) Programme set up by CLP Power Hong Kong Financing Limited in 2002. In addition, HK$0.5 billion of bank loan was drawn down at an attractive interest rate margin during the year.

In January 2007, CLP Power Hong Kong issued under the MTN Programme another tranche of HK$1 billion fixed rate notes due in 2017 with a coupon rate at 4.38%.

As at 31 December 2006, financing facilities totalling HK$42.5 billion were available to the Group, including HK$16.2 billion for TRUenergy and GPEC. Of the facilities available, HK$30.3 billion had been drawn down, of which HK$12.2 billion relates to TRUenergy and GPEC. Facilities totalling HK$7.1 billion were available to CAPCO, of which HK$6.3 billion were drawn down.

Our total debt to capital ratio as at 31 December 2006 was 35.1% and interest cover was 7 times.

S&P and Moody’s re-affirmed the long-term credit ratings of CLP Holdings at “A” and “A1” with stable outlook in June and July 2006 respectively.

In May 2006, Moody’s upgraded CLP Power Hong Kong’s foreign currency issuer rating from “A1” to “Aa3”, thereby matching CLP Power Hong Kong’s local currency rating and foreign currency bond rating. S&P and Moody’s re-affirmed the long-term credit ratings of CLP Power Hong Kong at “A+” and “Aa3” with stable outlook in June and July 2006 respectively.

S&P also re-affirmed the long-term credit ratings of CLP Australia Holdings Pty Ltd at “A-” with stable outlook in June 2006.

The Group’s investments and operations have resulted in exposures to foreign currency risks, interest rate risks, credit risks and price risks associated with the sales and purchases of electricity in Australia. We actively manage such risks by using different derivative financial instruments with an objective to minimising the impact of exchange rate, interest rate and electricity price fluctuations on earnings, reserves and tariff charges to customers and shareholders. Other than certain electricity trading activities engaged by CLP Australia Holdings, all derivative financial instruments are employed solely for hedging purposes.

The fair value of the Group’s outstanding derivative financial instruments as at 31 December 2006 was a deficit of HK$464 million, which represents the net amount we would pay if these contracts were closed out at 31 December 2006.

As at 31 December 2006, we had gross outstanding derivative financial instruments amounting to HK$76.4 billion.

CORPORATE GOVERNANCE

Since February 2005, the Company has adopted its own Code on Corporate Governance (the CLP Code) which incorporates all of the Code Provisions and Recommended Best Practices in the Stock Exchange’s Code on Corporate Governance Practices (the Stock Exchange Code), save for the single exception regarding quarterly financial results which is specified and explained in our Corporate Governance Report, as part of our Annual Report. CLP has also applied all of the principles in the Stock Exchange Code. The manner in which this has been done is set out in the CLP Code and the Corporate Governance Report.

In 2006, we made further progress in the evolution of our corporate governance practices, in line with the CLP Code and emerging developments in global corporate governance practices. Details of the continuing evolution of our corporate governance practices are set out in the Corporate Governance Report.

CLP’s only deviation from the Recommended Best Practices relating to the recommendation that an issuer should announce and publish quarterly financial results remains as a deviation of the CLP Code and our actual practices from the Stock Exchange Code. The reason is a judgment that, as a matter of principle and practice, quarterly reporting does not bring significant benefits to shareholders. CLP’s position is set out on our website. We do, however, issue quarterly statements which include revenue, interim dividends and progress in major business activities.

Throughout the year, the Company met the Code Provisions as set out in the Stock Exchange Code contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the financial statements for the year ended 31 December 2006. It has also reviewed the findings and opinion of Group Internal Audit and Management on the effectiveness of the Company’s system of internal control. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman and a member having appropriate professional qualifications and experience in financial matters.

Since 1989, the Company has adopted its own Code for Securities Transactions by Directors (CLP Securities Code), which is largely based on the Model Code set out in Appendix 10 of the Listing Rules. The CLP Securities Code also applies to Senior Management (comprising the two Executive Directors and seven other members, whose biographies are set out in the Annual Report and CLP’s website, and other “Specified Individuals” such as senior managers in the CLP Group. The CLP Securities Code has been updated from time to time to reflect new regulatory requirements as well as CLP Holdings’ strengthened regime of disclosure of interests in its securities.

The current CLP Securities Code is on terms no less exacting than the required standard set out in the Model Code.

All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code and CLP Securities Code throughout the period from 1 January to 31 December 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the year ended 31 December 2006.

FINAL DIVIDENDS

The final dividend of HK$0.89 per share and the special final dividend (out of Hok Un redevelopment profit) of HK$0.02 per share (2005: ordinary final dividend of HK$0.83 per share and special final dividend of HK$0.11 per share) will be payable on all shares of HK$5.00 each in issue as at 13 April 2007 after deducting any shares repurchased and cancelled up to 13 April 2007. As at 31 December 2006, 2,408,245,900 shares of HK$5.00 each were in issue. If approved, the final dividend and the special final dividend totalling HK$0.91 per share will be payable on 25 April 2007 to shareholders registered as at 24 April 2007.

The Register of Shareholders will be closed from 16 April 2007 to 24 April 2007, both days inclusive. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 13 April 2007.

ANNUAL GENERAL MEETING

The ninth Annual General Meeting (AGM) will be held at Jockey Club Auditorium, The Hong Kong Polytechnic University, Hung Hom, Kowloon, Hong Kong on Tuesday, 24 April 2007, at 11:00 a.m. The Notice of AGM will be published in the South China Morning Post and Hong Kong Economic Times and despatched to Shareholders on or about 30 March 2007.

By Order of the Board April Chan Company Secretary

Hong Kong, 28 February 2007

The Company’s Annual Report containing the Directors’ Report and Financial Statements for the year ended 31 December 2006 will be published on the Company’s website at

www.clpgroup.com and the website of the Stock Exchange of Hong Kong on or about 14 March 2007. The Annual Report, the CLP Group Social and Environmental

Report and the Notice of Annual General Meeting will be despatched to shareholders on or about 30 March 2007.

All of these will be made available on the Company’s website.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,

Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and

Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui and Sir Rod Eddington

Executive Directors:	Mr. Andrew Brandler and Mr. Peter P. W. Tse

Exhibit 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTIONS

On 9 March 2007, the CLP Group, Mitsubishi and OneEnergy entered into a sale and purchase agreement whereby the CLP Group agreed to inject the Ho-Ping Project Interests into OneEnergy.

The consideration for the Ho-Ping Injection, if aggregated with the considerations for the CLP Thailand Injection and the BLCP Injection, will result in the application percentage ratios set out in Rule 14.07 of the Listing Rules exceeding 5%. Accordingly, on an aggregated basis, the Asset Injections will constitute discloseable transactions for the Company under Chapter 14 of the Listing Rules. A circular containing further information on the Asset Injections will be sent to shareholders as soon as practicable.

INTRODUCTION

As disclosed in the Company’s announcement dated 22 March 2006, the CLP Group and Mitsubishi agreed to form a strategic joint venture for the purpose of acquiring interests in and developing and operating power generation businesses in Southeast Asia and Taiwan. The joint venture vehicle is called OneEnergy, which is owned by the CLP Group and Mitsubishi on a 50:50 basis since the formation of the joint venture.

The CLP Group injected its interests in CLP Thailand (which owns approximately 22.42% of EGCO) into OneEnergy upon the formation of the OneEnergy joint venture. Subsequently, the CLP Group also injected its interest in BLCP into EGCO. On 9 March 2007, the CLP Group, Mitsubishi and OneEnergy entered into a sale and purchase agreement whereby the CLP Group agreed to inject the Ho-Ping Project Interests into OneEnergy.

1

CLP THAILAND INJECTION

On 22 March 2006, the CLP Group, Mitsubishi and OneEnergy entered into a subscription agreement in relation to the formation of the OneEnergy joint venture. Prior to the entering into of the subscription agreement, OneEnergy was then a wholly-owned subsidiary of the CLP Group.

The formation of the joint venture was implemented by:

(a)	the CLP Group procuring the transfer of the entire issued share capital of CLP Thailand to OneEnergy and discharging any loan made to CLP Thailand by any other company within the CLP Group; and

(b)	Mitsubishi subscribing new shares in OneEnergy representing 50% of the issued share capital of OneEnergy (on a fully-diluted basis) at the consideration of approximately US$335 million (HK$2,613 million) which was paid upon completion.

Upon completion of the subscription which took place on 23 March 2006, OneEnergy became a jointly controlled entity of the CLP Group as it was owned by the CLP Group and Mitsubishi on a 50:50 basis and CLP Thailand became a wholly-owned subsidiary of OneEnergy. The CLP Group, Mitsubishi and OneEnergy also entered into a shareholders’ agreement to regulate the management and business activities of the joint venture.

CLP Thailand is an investment holding company, owning approximately 22.42% of the issued shares of EGCO. For the financial year ended 31 December 2005, the audited net profits (before and after taxation and extraordinary items) of CLP Thailand were HK$68 million and HK$61 million, respectively. For the financial year ended 31 December 2004, the audited net profits (before and after taxation and extraordinary items) of CLP Thailand were HK$67 million and HK$60 million, respectively. As at 31 December 2005, CLP Thailand had audited total assets of HK$1,234 million.

For the financial year ended 31 December 2005, the audited net profits (before and after taxation and extraordinary items) of EGCO were 4,568 million Baht (HK$880 million) and 4,093 million Baht (HK$789 million), respectively. For the financial year ended 31 December 2004, the audited net profits (before and after taxation and extraordinary items) of EGCO were 5,258 million Baht (HK$1,017 million) and 4,662 million Baht (HK$902 million), respectively. As at 31 December 2005, EGCO had audited total assets of 61,250 million Baht (HK$11,552 million). The figures above are extracted from the audited financial statements of EGCO, which were prepared in accordance with generally accepted accounting principles in Thailand.

Under Rule 14.29 of the Listing Rules, the allotment of shares in OneEnergy to Mitsubishi was regarded as a “deemed disposal” of CLP Group’s interest in CLP Thailand. The CLP Group has recognised a gain of HK$343 million arising from the formation of the OneEnergy joint venture.

BLCP INJECTION

On 30 October 2006, the CLP Group and EGCO entered into a share purchase agreement whereby the CLP Group agreed to sell its entire 50% equity interest in BLCP to EGCO. The consideration was in the aggregate sum of 6,645 million Baht (HK$1,424 million), of which (a) 2,000 million Baht (HK$424 million) was paid on 6 November 2006 to cover the new shares in BLCP subscribed by the CLP Group before completion; and (b) 4,645 million Baht (HK$1,000 million) was paid upon completion of the share transfer which took place on 30 January 2007.

2

BLCP is the owner of a 1,434MW coal-fired power station in Rayong, Thailand, which was under construction till late 2006 and is now in full commercial operation. For the financial year ended 31 December 2005, the audited net losses (both before and after taxation and extraordinary items) of BLCP were 269 million Baht (HK$52 million). For the financial year ended 31 December 2004, the audited net losses (both before and after taxation and extraordinary items) of BLCP were 99 million Baht (HK$19 million). As at 31 December 2005, BLCP had audited total assets of 18,992 million Baht (HK$3,582 million). The figures above are extracted from the audited financial statements of BLCP, which were prepared in accordance with generally accepted accounting principles in Thailand.

The CLP Group has recognised a gain of HK$888 million as a result of the BLCP Injection.

HO-PING INJECTION

On 9 March 2007, the CLP Group, Mitsubishi and OneEnergy entered into a sale and purchase agreement whereby the CLP Group agreed to inject the Ho-Ping Project Interests into OneEnergy.

Ho-Ping owns a 1,320MW coal-fired power station at Ho Ping, Taiwan. Ho-Ping was originally a joint venture between the CLP Group and TCC, with CLP P-SEA (a wholly-owned subsidiary of the CLP Group) indirectly owning 40% of the issued share capital of Ho-Ping and TCC owning the remaining 60%. HPSC principally provides operation and maintenance services to the power station of Ho-Ping. Upon completion of the Ho-Ping Injection, CLP P-SEA will become a wholly-owned subsidiary of OneEnergy and will therefore cease to be a subsidiary of the CLP Group.

The consideration for the Ho-Ping Injection amounts to US$500 million (HK$3,900 million) which will be satisfied (a) as to US$410 million (HK$3,198 million) in cash payable by OneEnergy to the CLP Group before completion; and (b) as to US$90 million (HK$702 million) by issuing and allotting 9,000 new shares in OneEnergy to the CLP Group at completion. Part of the cash consideration mentioned in (a) above, being in the amount of US$90 million (HK$702 million), will be funded by issuing and allotting the same number of new shares in OneEnergy to Mitsubishi at completion. Upon completion of the Ho-Ping Injection and the issue of new shares in OneEnergy to the CLP Group and Mitsubishi as set out above, OneEnergy will remain a 50:50 joint venture between the CLP Group and Mitsubishi.

Completion of the Ho-Ping Injection is conditional upon fulfilment of all the conditions set out in the sale and purchase agreement, including the obtaining of third party consents. Completion is expected to take place on 30 March 2007, or such later date as the CLP Group and Mitsubishi shall agree.

For the financial year ended 31 December 2006, the audited net profits (both before and after taxation and extraordinary items) of CLP P-SEA were US$12 million (HK$94 million). For the financial year ended 31 December 2005, the audited net profits (both before and after taxation and extraordinary items) of CLP P-SEA were US$6 million (HK$47 million). As at 31 December 2006, CLP P-SEA had audited total assets of US$134 million (HK$1,045 million).

For the financial year ended 31 December 2006, the audited net profits (before and after taxation and extraordinary items) of HPSC were NT$164 million (HK$39 million) and NT$123 million (HK$29 million), respectively. For the financial year ended 31 December 2005, the audited net profits (before and after taxation and extraordinary items) of HPSC were NT$160 million (HK$39 million) and NT$120 million (HK$29 million), respectively. As at 31 December 2006, HPSC had audited total assets of NT$185 million (HK$44 million). The figures above are extracted from the audited financial statements of HPSC, which were prepared in accordance with generally accepted accounting principles in Taiwan.

3

The consideration for the Ho-Ping Injection is expected to exceed the book value of the Ho-Ping Project Interests. The CLP Group is therefore expected to recognise a one-off gain in its consolidated income statement upon completion, which is estimated to be around HK$1,000 million. The cash proceeds to be received by the CLP Group in the amount of US$410 million (HK$3,198 million) as a result of the Ho-Ping Injection are expected to be used as general working capital of the CLP Group.

REASONS FOR THE ASSET INJECTIONS

OneEnergy has been established as the exclusive power sector investment vehicle in Southeast Asia and Taiwan for its two shareholders. Since the formation of the joint venture, OneEnergy has been negotiating with its shareholders with a view to acquiring existing power generation projects or interests owned by its shareholders in stages. The CLP Thailand Injection and the Ho-Ping Injection are in line with the business strategies of the CLP Group and OneEnergy.

The considerations for the CLP Thailand Injection and the Ho-Ping Injection were agreed between the parties after arm’s length negotiations between the CLP Group and Mitsubishi, taking into account the cash flow and earnings of the assets injected, and the leverage on the combined expertise, capital and local networks of the Company and Mitsubishi.

The BLCP Injection provides a means for the CLP Group to consolidate its existing investments in the Thailand power market in a single vehicle, namely EGCO. The consideration for the BLCP Injection was agreed between the parties after arm’s length negotiations between the CLP Group and EGCO, taking into account the valuation of the assets injected and CLP Group’s strategic role in EGCO.

The Directors consider that the terms of the Asset Injections are fair and reasonable and in the interests of the shareholders as a whole.

GENERAL

The consideration for the Ho-Ping Injection, if aggregated with the considerations for the CLP Thailand Injection and the BLCP Injection, will result in the application percentage ratios set out in Rule 14.07 of the Listing Rules exceeding 5%. Accordingly, on an aggregated basis, the Asset Injections will constitute discloseable transactions for the Company under Chapter 14 of the Listing Rules. A circular containing further information on the Asset Injections will be sent to shareholders as soon as practicable.

The Company is the holding company of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests in the power sector in Australia, the Chinese mainland, India, Taiwan and Thailand.

Mitsubishi is one of the largest Japanese trading companies doing business on a world-wide basis in, among others, automobile sales and manufacturing, electric appliances, steel and metal products, chemicals, processed foods, textiles, fuel imports and agriculture commodity exports.

EGCO is a regional power owner, operator and developer listed on the Stock Exchange of Thailand.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Mitsubishi, EGCO and their ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

4

DEFINITIONS

Unless the context otherwise requires, terms used in this announcement shall have the following meanings:

“Asset Injections”	collectively, the CLP Thailand Injection, the BLCP Injection and the Ho-Ping Injection

“Baht”	Thai Baht

“BLCP”	BLCP Power Limited, a limited liability company incorporated in Thailand which owns a 1,434MW coal-fired power station in Rayong, Thailand

“BLCP Injection”	the sale of 50% interest in the registered share capital of BLCP by the CLP Group to EGCO, as detailed in the section headed “BLCP Injection” in this announcement

“CLP Group”	the Company and its subsidiaries

“CLP P-SEA”	CLP Power Southeast Asia Limited, a limited liability company incorporated in the British Virgin Islands which owns 40% of the issued share capital of Ho-Ping

“CLP Thailand”	CLP Power Projects (Thailand) Limited, a limited liability company incorporated in the British Virgin Islands which owns a 22.42% interest in the issued shares of EGCO

“CLP Thailand Injection”	the transfer of the entire issued share capital of CLP Thailand to OneEnergy and subscription by Mitsubishi of 50% of the issued share capital of OneEnergy (on a fully-diluted basis), as detailed in the section headed “CLP Thailand Injection” in this announcement

“Company”	CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange (Stock code: 002)

“Directors”	the directors of the Company

“EGCO”	Electricity Generating Public Company Limited, a public limited liability company incorporated in Thailand listed on the Stock Exchange of Thailand

“HK$”	Hong Kong Dollars

“Ho-Ping”	Ho Ping Power Company, a public company limited by shares incorporated in Taiwan which owns a 1,320MW coal-fired power station at Ho Ping, Taiwan

“Ho-Ping Injection”	the injection by the CLP Group of the Ho-Ping Project Interests into OneEnergy, as detailed in the section headed “Ho-Ping Injection” in this announcement

“Ho-Ping Project Interests”	CLP Group’s project interests in Ho-Ping, including the entire issued share capital of CLP P-SEA, 40% of the issued share capital of HPSC, and shareholders’ loans owed by CLP P-SEA in the amount of approximately US$130 million (HK$1,014 million)

5

“HPSC”	HPC Power Services Corporation, a limited liability company incorporated in the British Virgin Islands whose principal business is to provide operation and maintenance services to the power station of Ho-Ping

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“Mitsubishi”	Mitsubishi Corporation of Japan, a company incorporated with limited liability in Japan and a 50% joint venture partner of the CLP Group in OneEnergy

“MW”	Megawatts

“NT$”	New Taiwan Dollars

“OneEnergy”	OneEnergy Limited, a company incorporated with limited liability in the Cayman Islands which is 50:50 owned by the CLP Group and Mitsubishi

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TCC”	Taiwan Cement Corporation, a company incorporated in Taiwan and the shares of which are listed on the Taiwan Stock Exchange

“US$”	United States Dollars

In this announcement, figures in US$ are translated to HK$ at the exchange rate of US$1.00 = HK$7.80 and figures in Baht and NT$ are translated to HK$ at the applicable exchange rates at the relevant time for illustration purposes only.

By Order of the Board April Chan Company Secretary

Hong Kong, 9 March 2007

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:

The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach,

Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,

Mr. P. C. Tan (Mr. Bradley W. Corson as his alternate), Mr. Jason Whittle and

Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan, Professor Judy Tsui, Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and Mr. Peter W. Greenwood

6